Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2015

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") for Almaden Minerals Ltd. ("Almaden" or the "Company") has been prepared based on information known to management as of March 29, 2016.  This MD&A is intended to help the reader understand the consolidated audited financial statements of Almaden.

This MD&A should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015 and supporting notes.  These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board's audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements").  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A.

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage work programs;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A's and additional information relevant to the Company and the Company's activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov, and/or on the Company's website at www.almadenminerals.com.

HIGHLIGHTS

During the year ended December 31, 2015, virtually all of the Company's efforts were focused on the Ixtaca gold/silver project in Puebla State, Mexico.

Almadex Minerals Limited

On May 15, 2015, Almaden announced that it had entered into an Arrangement Agreement to spinout Almaden's early stage exploration projects, royalty interests and certain other assets, into a new public company called Almadex Minerals Limited ("Almadex").  Almadex would hold the following key assets:

•	a 100% interest in the El Cobre Project in Mexico;
•	a portfolio of 21 other exploration projects;
•	a 2% NSR royalty on the Tuligtic Property in Mexico;
•	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and United States;
•	equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion; and
•	approximately $3,000,000 in cash.

On July 31, 2015, all conditions to the statutory plan of arrangement (the "Plan of Arrangement") regarding the spinout were satisfied or waived, and the spinout was effective.  Almaden's shareholders exchanged their existing common shares of Almaden for one "new" Almaden common share and 0.6 common shares of Almadex.

Almadex commenced trading on the TSX Venture Exchange on August 14, 2015.

Pre-Feasibility Study

Throughout the year, Almaden continued its Pre-Feasibility ("PFS") level metallurgical test work program, with a particular focus on the mineralized limestone material.  On September 14, 2015 Almaden reported preliminary, non-optimized results from the leaching flotation concentrates.  Key results of the test work included:

•	Limestone was tested across a range of gold and silver grades;
•	The results were consistent with past results for limestone with >90% combined gravity and flotation recoveries to a concentrate for both gold and silver;
•	Carbon-in-Leach recoveries of >90% for gold and >95% silver achieved on limestone concentrate material.

Community Programs

On September 16, 2015, Almaden released its inaugural CSR report concerning its community-related activities at the Ixtaca project.  The report summarized the variety of activities which Almaden has been engaged in at the project since its arrival in 2001.  These activities have naturally intensified as the project has advanced in particular since the discovery hole in 2010.  In 2014, the Company opened a permanent community office in Santa Maria, and in early 2015 built a mobile information module in order to connect with communities located further from the project.

As at the date of the report, Almaden's activities at the project had included the following:

•	The Company had interacted with over 3,500 people from over 27 communities;
•	The Company held six large community meetings, with total attendance at these meetings approaching 2000 people;
•	The Company had held numerous smaller community dialogue meetings on subjects including open pit mining, human rights and mining, and water usage in mining;
•	The Company had taken a total of approximately 280 people, drawn from local communities, to visit 14 mines;
•	The Company had employed as many local people as possible, reaching up to 70 people drawn from 5 local communities. This high number of people despite the early stage of the Ixtaca project is due to the fact that the Company used its own drills to define the deposit, allowing us to train a local workforce as opposed to bringing in external contractors;
•	The Company had donated medical equipment, including vital monitoring machines and an ultrasound unit to a local medical clinic, built an addition to the maternal care clinic in a local community, and donated over 500 wheelchairs in the city of Puebla and the municipality of Ixtacamaxtitlán;
•	In November and December 2014 alone, 390 people participated in our reading, dancing, football, music, or theatre clubs;
•	Almost 600 people had been affected by our investments in education, including building a new classroom in a local primary school, donation of basic school supplies, establishment of wireless internet connections at each school in our nearest community, and scholarships for top-performing students in order to help generate pride in academic excellence.

Rock Creek Mill

On October 19, 2015, Almaden announced that it has entered into an option agreement entitling it to purchase assets (the "Assets") which, when taken together, constitute the Rock Creek mill.  The Rock Creek mill was built to process 7,000 tonnes per day, and includes a three-stage crushing plant, gravity circuit, ball mill, flotation cells and leaching facilities.  Also included in the Assets are conveyors, metallurgical and chemical fire assay laboratories, a water treatment plant, full electrical circuitry including generators, and a number of spare parts for the ball mill and crushers.

The option agreement was projected to reduce the initial capital cost estimate of a "ramp-up" scenario for Ixtaca by approximately US$70 million, and the total cost of option agreement involved the issuance of 407,997 common shares, plus a total of US$6.5 million in cash payments according to the following schedule:

•	On execution of agreement: US$250,000; (Paid October 21, 2015)
•	On or before Dec. 31, 2015: US$250,000; (Paid December 29, 2015)
•	On or before Mar. 31, 2016: US$250,000; (Paid March 17, 2016)
•	On or before Jun. 15, 2017: US$2,000,000;
•	On or before Jun. 15, 2018: US$3,750,000.

Preliminary Economic Assessment

On December 9, 2015, Almaden issued a Preliminary Economic Assessment ("PEA") on its Ixtaca project, which incorporated the Rock Creek Mill option agreement and was based on a higher-grade, faster payback mine plan.  The key highlights of this PEA are as follows (all values in bullets below are in U.S. dollars)

•	Initial Capital is $100.2 million;
•	After-tax payback of initial capital in 2.6 years
•	Pre-tax NPV(5%) of $266 million and internal rate of return of 39%;
•	After-tax (including new Mexican Mining Duties) NPV(5%) of $166 million and internal rate of return of 30%;
•	36 million tonnes of mill feed averaging 0.76 g/t gold and 47 g/t silver (average head grade of 1.42 g/t gold equivalent using a 72:1 silver to gold ratio);
•	Total LOM production of 724,000 ounces of gold and 49 million ounces of silver (1.4 million gold equivalent ounces, or 101 million silver-equivalent ounces at a 72:1 silver to gold ratio);
•	Operating cost $684 per gold equivalent ounce, or $9.50 per silver equivalent ounce;
•	97% of the PEA mill feed is in the Measured and Indicated categories of the resource model.

Financing

Finally, Almaden raised a total of $8.9 million in 2015 in two separate private placements, further demonstrating management's ability to continue to advance the Ixtaca asset through these difficult markets.

OUTLOOK

Almaden has sufficient cash on hand to conduct its development plans for the next fiscal year at Ixtaca.  The updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone released January 22, 2014 and the National Instrument (NI) 43-101 compliant Preliminary Economic Assessment announced on December 9, 2015 and filed on SEDAR on January 22, 2016 will now be the starting point for on-going engineering studies aimed to result in a Pre-Feasibility Study ("PFS").

Advanced engineering studies will be the emphasis of this year's work program, as well as preparations necessary to advance permitting activities for the Ixtaca project.  The Company is also intending to conduct an exploration drill program to test for additional high grade vein structures immediately adjacent to known mineralisation and the PEA pit.

Background

Almaden is a development stage company engaged in the development of the Ixtaca Gold/Silver mineral property in Mexico.  The Company's common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on advancing its Ixtaca gold/silver deposit, located in Puebla State, Mexico, through advanced engineering studies.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 ("NI 43-101") and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Description of Metal and Mining Market Factors and Conditions

During 2015, prices of precious metals continued to drop thereby extending the downward trend established in 2012.  For base metals, lower prices seem to be related to concerns over economic conditions in the large developing nations that are building infrastructure and the size of the above ground metal inventory or stockpiles.  In addition, there remains uncertainty as to how long prices will remain depressed, whether competition for resources will decrease or intensify, and how any change might further affect metal prices.  In previous years, significant selling on Comex and redemptions from gold and silver funds contributed to the steep reduction in metal prices.  These lower prices have resulted in large producers selling non-core or high cost assets, suspending or shelving new mine construction, and initiating severe cost control measures.  The large write-downs of assets and recent acquisitions by many companies have been well publicized, and have resulted in significant reductions to mineable reserves worldwide. Lower prices also result in miners selectively mining higher grade portions of a deposit, which may effectively sterilize lower grade portions from ever being mined even with higher prices at a later date.  Reserves are also declining due to mining operations, yet these depleted reserves are not being replaced because of reduced exploration efforts.

One of the easiest areas to cut costs is by cutting or eliminating exploration and acquisition activity.  Many large miners have reduced exploration to cut costs and most junior exploration companies are having difficulty raising exploration capital.  What capital is being raised is through equity sales at significantly reduced prices, which results in significant dilution to shareholders.  There is also uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits.  Companies at the feasibility study stage or raising capital for production startup are finding that project finance opportunities are limited and high cost relative to earlier years.  These factors require frequent review of plans and budgets against a backdrop of fewer quality exploration and development projects along with the long term shortage of skilled exploration personnel.

Merger and acquisition activity involving large organizations has slowed, at least in part because there are fewer large companies remaining; there are fewer that are vulnerable to takeover.  As mentioned above, write-downs on acquisitions have resulted in more caution by potential merger and acquisition candidates because of difficulties in valuations for assets in relation to often depressed stock market prices.  While reduced market capitalizations make acquisitions seem inexpensive in relation to prior valuations, the lower share prices of companies seeking to acquire resources this way means larger dilution to their shareholders as well.

The price of both exploration and production companies focused on precious metals have underperformed when compared to the price of gold.  This has been attributed to various reasons such as the rise of funds that invest in precious metals which are capturing much of the investment interest in gold and silver.  When the gold price dropped in 2013, there was large disinvestment from such funds and the prices of exploration companies dropped as well.  There is no certainty that this will change.  Many in the investment and economic communities dispute the likelihood of inflationary or deflationary conditions and the effect of either on precious metal prices.  Any rise in interest rates might lower investment demand for gold and silver.

The uncertain times have led to some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to the mineral industry than many other industries, and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are prohibited.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Many governments are pursuing regulations and taxes on emissions of so called "greenhouse gases" that could raise costs for many industries including metal mining.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, particularly among the local community where the project is located. Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive and a previously discerned need for new, quality exploration projects based on sound geological work continues.

The world may be slow to recover from current economic conditions and a further deterioration of these conditions remains a serious threat.  If such deterioration occurs, lower economic activity would probably also lower the demand for base metals but management believes that precious metals will continue to be in demand as a store of value.

The Company plans to continue its work programs on the Ixtaca project with the aim of it developing into one of the more advanced projects in the world in the expectation that the markets for gold and silver projects will improve.

Use of the terms "Mineral Resources" and "Mineral Reserves"

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.
Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Indicated Mineral Resource" and "Inferred Mineral Resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as "measured", "indicated", "inferred", and "mineral resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden's website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.  Almaden has several other projects staked along this trend.

Recent Updates

December 2015 PEA

On December 9, 2015, the Company announced the results of an optimized PEA which follows the historical PEA released in 2014 and amended on November 6, 2015 ("Historical PEA") which evaluated larger throughput development alternatives.  The primary reasons for providing an update to the Historical PEA studies were to show the impact of significantly reduced initial capital cost on project economics and, given the significant decrease in precious metals prices, to demonstrate the viability of a mine plan which focuses on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit.

This mine plan is a smaller high grade scenario that still allows for expansion into a larger production scenario similar to those described in Almaden's Historical PEA studies.  In addition, the PEA incorporates the optioned Rock Creek mill as well as results from various engineering studies related to the project which had been conducted since the Historical PEA report. The PEA incorporates:

•	The same resource model as the Historical PEA;
•	The Rock Creek Mill, which was optioned by the Company in October, 2015, with average throughput of 7,500 tonnes per day;
•	A smaller, near surface and payback focussed pit;
•	A mine production schedule which targets higher grades earlier;
•	Optimised waste placement and tailings management facilities;
•	A 2% NSR held by Almadex Minerals Limited.

This PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that the PEA forecasts will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Geology and Mineral Resources
The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. In the Historical PEA the limestone host rock comprised 73% of the metal produced, volcanic 19% and blackshale 8%. In the December 2015 PEA, limestone comprises 91% of the metal produced, volcanic 7% and blackshale 2% on a gold-equivalent basis using a 72:1 silver to gold ratio.

On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone.  Since that time drilling has been focused on expanding and infilling the known resource base for the Historical PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 3 below.  The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.  Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining.  These higher grade domains have good continuity and are cohesive in nature.

MEASURED RESOURCE							
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000		
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,550,000	0.48	30.28	1.07	682	43,370	1,527
0.5	30,420,000	0.61	39.44	1.38	599	38,570	1,350
0.7	22,300,000	0.73	48.02	1.67	526	34,430	1,196
1.0	15,620,000	0.88	58.66	2.03	444	29,460	1,017
2.0	6,000,000	1.33	86.54	3.01	256	16,690	581
INDICATED RESOURCE							
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000		
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	108,520,000	0.38	20.78	0.79	1,336	72,500	2,749
0.5	62,250,000	0.52	28.92	1.09	1,043	57,880	2,172
0.7	39,350,000	0.65	37.12	1.37	824	46,960	1,738
1.0	23,750,000	0.81	47.12	1.73	621	35,980	1,322
2.0	5,880,000	1.39	72.89	2.81	263	13,780	532
INFERRED RESOURCE							
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000		
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	42,490,000	0.36	17.58	0.70	488	24,020	956
0.5	22,150,000	0.50	25.14	0.99	355	17,900	704
0.7	13,400,000	0.63	31.66	1.25	273	13,640	539
1.0	7,620,000	0.80	39.85	1.57	195	9,760	385
2.0	1,200,000	1.18	73.69	2.61	45	2,840	101

Table 1- Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted from January 22nd 2014 Resource Statement.  Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

Production and Processing
The Ixtaca gold-silver project in the PEA is planned as an open pit mining operation using contractor mining. Estimated mining inventory is comprised of 179 million tonnes of rock and 36 million tonnes of mill feed with an average mill feed grade of 0.76 grams per tonne gold and 47 grams per tonne silver.  A total of 724 thousand ounces of gold and 48.8 million ounces of silver would be produced over the 13 year mine life.  The PEA includes the Rock Creek process plant to produce gold and silver doré on site.  The process plant includes conventional crushing, grinding, gravity, flotation, and concentrate leaching. Process reagents will be removed from process plant tailings prior to placement in a tailings management facility ("TMF"). The following table summarizes the production and processing parameters:

Total Mill Feed Material*	35.5 Million tonnes**
Processing Rate	7,500 tonnes per day
Life of Mine (LOM) Strip Ratio	5 : 1***
	Gold		Silver
Average Mill Feed Grade	0.76 g/	t	47.5 g/	t
Average Process Recoveries	90%		84%
Average Annual Production LOM (ounces)	55,660		3,754,000
Total Production (ounces)	723,580		48,806,000

*	The mill feed tonnes in the mine plan include Inferred Resources. The reader is cautioned that Inferred Resources are considered too speculative geologically to have economic considerations applied to them that would enable categorization as Mineral Reserves. There is no certainty that Inferred Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

**	The cut-off grade used to calculate the mill feed is NSR>=$20/t. NSR is calculated using the following formula: NSR = [Au(g/t) * Au recovery (%) * 36.55] + [Ag(g/t) * Ag recovery (%) * 0.46]

***	The strip ratio includes 13 million tonnes of stockpiled material not processed in this PEA that averages 0.31 g/t Au and 45 g/t Ag as waste. Should this material be processed the ultimate strip ratio would be 3:1.

Capital and Operating Costs
The total estimated initial capital cost for the Ixtaca gold-silver project is US$100.2 million and sustaining capital is $24 million over the mine life ("LOM").  The estimated LOM operating costs are US$26.99 per tonne mill feed.
The following tables summarize the cost components:
Initial Capital Costs (US$ Millions)
Site Infrastructure	$15.3
TMF and Water Management	$9.6
Mining	$25.1
Process Plant, Doré Plant and Conveyor	$28.0
Indirects, EPCM, Contingency and Owner's Costs	$22.2
Total	$100.2

Projected Operating Costs (US$)
Mining Costs	$2.19	$/tonne mined
Mining Costs	$11.63	$/tonne milled
Processing	$13.73	$/tonne milled
G&A	$1.54	$/tonne milled
Life of Mine TMF management	$0.09	$/tonne milled
Total	$26.99	$/tonne milled

Economic Results and Sensitivities
A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below. The December 2015 PEA base case prices are derived from a combination of spot prices and current common peer usage.  The Alternate Case prices represent a discount to the lowest sustained metal prices over the previous three years. The 3 year trailing average prices represent the upside potential should metal prices regain their previous strength.

Summary of Ixtaca Gold-Silver Economic Results and Sensitivities (US$ Million)

	Alternate Case		Base Case		3 Yr trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1000		$1150		$1300
Silver Price ($/oz)	$14		$16		$20
Net Cash Flow	$235	$149	$435	$280	$731	$470
NPV (5% discount rate)	$132	$78	$266	$166	$464	$293
Internal Rate of Return (%)	24%	18%	39%	30%	57%	44%
Payback (years)	3.3	3.9	2.3	2.6	1.6	2.0

The economic results are based on the mill feed tonnages in the selected ultimate pit. The mill feed tonnages include Inferred Resources. The reader is cautioned that Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable categorization as Mineral Reserves. There is no certainty that Inferred Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Rock Management, Environment and Community
Almaden recognises the paramount importance of protecting the environment to facilitate the development of a sustainable project. Knight Piésold Ltd. ("KP") has been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:

•	Protect surface and ground water quality;
•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;
•	Minimize the project footprint.

In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.

Water Management
Almaden with KP has developed a comprehensive water monitoring strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. The latest assessment of regional weather patterns suggest that management of rainfall and runoff from within the project area will provide sufficient water for operations for the Ixtaca mine plan. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.

Management of Rock
The limestone host rock, which constitutes a large portion of the total waste rock, has buffering capacity.  Geochemical characterization of site materials has confirmed that waste rock is not expected to be net acid producing.

Environmental Monitoring
Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project.  Flora and fauna studies have been completed.

Community
The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared. Existing land use in the project area is minimal.  The Company has employed up to 70 local people in its drilling program who live local to the Ixtaca deposit. Local employees have made up virtually all the drilling staff, and have been trained on the job.  The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca.  The Company regards the local communities to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders.  Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company's exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden's news release of January 31, 2013, the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR, and Almaden's news releases of June 15th and September 14th, 2015). These test results show that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for the limestone domain.  This preliminary test work indicates that leaching the combined gravity/flotation concentrate can be used to produce a silver-gold doré on site.  All geologic domains were tested using whole core composites selected to represent a range of grades.

Subsequent to the publication of the preliminary results, in 2014 and 2015, additional metallurgical work on new whole core composites, carried out at McClelland Laboratories Inc. in Reno, Nevada under the supervision of MMTS, focused on optimizing gravity, rougher flotation and leach results over a broader range of head grades in the limestone unit.  This test work continues to indicate overall process recoveries to average 90% for gold and silver for limestone hosted mineralisation.  Given the preliminary work to date on the minor volcanic and blackshale units, this PEA report assumes recoveries of 90% for silver and 50% for gold.  Additional testwork is underway to optimise recoveries for these domains, both minor units in the PEA mine plan.

Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the PEA:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)
•	Giroux Consultants Ltd. (Mineral Resource Estimation)
•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model)
•	Knight Piésold Ltd. (Geotechnical, Environmental, Rock and Tailings Management).

The independent qualified persons responsible for preparing the Ixtaca Preliminary Economic Assessment are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101").

QA/QC
The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy ("AAS"). Samples that return values greater than 10 g/t gold using this technique are then reanalysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy ("ICP-AES"). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HFHNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden's quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden's drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses. All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses. No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101. All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company's website.

Exploration Opportunities
The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The Tuligtic claim covers an area of high level epithermal clay alteration.  The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems.  The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project.  Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature.  There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource.  It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource.  The potential quantity and grade of these exploration targets has not been used in the PEA.

Upcoming / Outlook
The Company has initiated work towards a Pre-Feasibility Study.  Apart from further metallurgical studies (underway), the work completed includes geo-mechanical and geotechnical drilling, static geochemical test work to characterise rock chemistry and long lead time environmental and water monitoring.  Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring.

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company's Form 20-F filed on March 29, 2016.

Industry
The Company is engaged in the exploration and development of mineral properties, an inherently risky business.  There is no assurance that a mineral deposit will ever be discovered, developed and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals
The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver.  The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties.  The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its currently planned programs.

Exchange rates fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company's expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental
The Company's exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company's exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Possible dilution to present and prospective shareholders
The Company's plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.

Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders' exposure to the potential cash flows generated from the Company's projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At March 29, 2016, there were 7,761,000 stock options, 6,629,334 warrants and 221,200 finder's warrants outstanding.  Directors and officers hold 6,366,000 of the options and 1,395,000 are held by employees and consultants of the Company.  Directors and officers hold 326,000 of the warrants.

Trading volume
The relatively low trading volume of the Company's shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At December 31, 2015, the Company concluded that impairment indicators exist with respect to certain exploration and evaluation assets.  A reclassification of impairment of exploration and evaluation assets of $11,130 for the three months ended December 31, 2015 (three months ended December 31, 2014 - $2,467,567 impairment of exploration and evaluation assets) has been recognized.  An impairment of exploration and evaluation assets of $97,044 has been recognized for the year ended December 31, 2015 (year ended December 31, 2014 - $2,570,664).

Material Financial and Operations Information

Selected Annual Financial Information

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$	$	$
Total revenues	303,403	253,991	220,432
Net loss for the year	(1,144,525)	(14,982,667)	(6,356,609)
Net loss per share - basic	(0.02)	(0.23)	(0.10)
Net loss per share - diluted	(0.02)	(0.23)	(0.10)
Income (loss) on exploration and evaluation assets	32,920	55,111	(716,006)
Impairment of exploration and evaluation assets	97,044	2,570,664	371,038
Share-based payments	950,740	565,800	381,950
Working capital	5,808,473	9,171,791	12,676,166
Total assets	38,215,348	42,018,646	48,987,933
Total long-term liabilities	1,434,882	1,839,482	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Summary of Quarterly Results

The following is a summary of the Company's financial results for the last eight quarters:

Expressed In $CAD	Dec 15 Quarter	Sep 15 Quarter	Jun 15 Quarter	Mar 15 Quarter	Dec 14 Quarter	Sep 14 Quarter	Jun 14 Quarter	Mar 14 Quarter
	$	$	$	$	$	$	$	$
Total revenue	122,269	82,381	73,917	24,836	35,007	40,298	119,076	59,610
Net loss	(100,148)	1,760,048	(668,763)	(2,135,662)	(12,127,299)	(1,115,388)	(633,908)	(1,106,072)
Loss per share – basic	(0.01)	0.02	(0.01)	(0.02)	(0.19)	(0.01)	(0.01)	(0.02)
Loss per share – diluted	(0.01)	0.02	(0.01)	(0.02)	(0.19)	(0.01)	(0.01)	(0.02)
Income (loss) on exploration and evaluation assets	32,920	-	-	-	-	13,451	41,660	-
Write-down of interests in exploration and evaluation assets	(11,130)	19,111	8,916	80,147	2,467,567	61,981	9,746	31,370
Share-based payments	219,240	289,000	-	442,500	60,000	193,500	27,300	285,000
Working capital	5,808,473	4,303,245	15,093,588	11,746,074	9,171,791	11,825,360	9,666,492	11,161,822
Total assets	38,215,348	34,947,418	44,751,481	45,598,116	42,018,646	52,444,106	47,707,942	48,488,138
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended December 31, 2015 compared to the three months ended December 31, 2014

For the three months ended December 31, 2015, the Company recorded a net loss of $100,148 or $0.01 per share compared to a net loss of $12,127,299 or $0.19 per share for the three months ended December 31, 2014.  The decrease in net loss of $12,027,151 was primarily a result of expenses in 2014 related to an impairment charge against the investment in Gold Mountain of $6,637,288, write-down of exploration and evaluation assets of $2,467,567 and deferred income tax expense of $1,839,482.  The Company did not impair its investment in associates nor exploration and evaluation assets as these assets were transfer to Almadex at fair value.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue of $122,269 during the quarter ended December 31, 2015 consisted of interest income and administrative service fees.  The revenue during the quarter ended December 31, 2014 of $35,007 consisted of interest income only.  The decrease in interest income was the result of lower cash balances available for investment.  The increase in other income was the result of administrative service fees charged to Almadex.

During the three months ended December 31, 2015, there was $32,920 income on exploration and evaluation assets related to a British Columbia Mining Exploration Tax Credit ("BCMETC") refund from the Merit project in B.C. that was spun-out to Almadex. During the three months ended December 31, 2014, there was $Nil income on exploration and evaluation assets.

General and administrative expenses were $693,881 in the fourth quarter of 2015 (December 31, 2014 - $791,950).  The decrease in general and administrative expenses of $98,069 is mainly the result of a decrease in travel and promotion from poor capital markets and decrease in depreciation as property, plant and equipment assets were spun-out to Almadex.

General and exploration expenses of $27,332 were incurred in the fourth quarter of 2015 compared to $148,857 for the three months ended December 31, 2014.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended December 31, 2015 compared to December 31, 2014 include the impairment of investment in associate $Nil (December 31, 2014- $6,637,288), the reclassification of impairment of exploration and evaluation assets of $11,130 (December 31, 2014 – impairment of exploration and evaluation assets of $2,467,567) and a deferred income tax recovery of $404,600 (December 31, 2014 – income tax expense of $1,839,482).  The impairment of investment in associate relates to the significant or prolonged decline in fair value of the shares of Gold Mountain.  Impairment of exploration and evaluation assets fluctuate period to period based on management's evaluation of the carrying value of each exploration and evaluation asset held at the time.  The Company's deferred income tax relates to the Mexican income tax and Special Mining Duty ("SMD") associated with the Ixtaca project.

The recognition of deferred income tax expense is due to the management's intention to recover the carrying amount of the Ixtaca property through use rather than through sale.  Before the spin-out was planned, it was management's expectation that the carrying amount of the Ixtaca property would be recovered through sale rather than through use.

Results of Operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

For the year ended December 31, 2015, the Company recorded a net loss of $1,144,525 or $0.02 per share compared to a net loss of $14,982,667 or $0.23 per share for the year ended December 31, 2014.  The decrease of $13,838,142 in net loss was primarily the result of a decrease in impairment of investment in associate of $6,166,588, a decrease of impairment of exploration and evaluation assets of $2,473,620, an increase in gain on transfer of spinout assets of $3,115,422 and a decrease in deferred income tax expense of $2,244,082.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $303,403 during the year ended December 31, 2015 consists of interest income and administrative services fees charged to Almadex.  The revenue of $253,991 during the year ended December 31, 2014 consists of interest income, other income from office rental and contract drilling services provided to third parties

During the year ended December 31, 2015, income on exploration and evaluation assets of $32,920 relates to a British Columbia Mining Exploration Tax Credit ("BCMETC") refund from the Merit project in B.C.  During the year ended December 31, 2014, income on exploration and evaluation assets of $55,111 consists of a $41,660 reversal of a previous years' accrual from a Canada Revenue Agency review of Almaden's 2010 and 2011 British Columbia Mining Exploration Tax Credit ("BCMETC") from various grassroots mineral projects in British Columbia, Canada and a refund of $13,450 from 2012 BCMETC application.

General and administrative expenses were $2,876,209 for the year ended December 31, 2015 (December 31, 2014 - $2,489,108).  The primary increase in general and administrative expenses was the result of additional professional fees incurred from the Almadex spin-out transactions. Salary expenses were also a contributing factor to the increase in general and administrative expenses due to the new hire of Vice President, Corporate Development.  Director's fees totalling $48,000 were paid during the year ended December 31, 2015 compared to $48,000 during the year ended December 31, 2014.

General exploration expenses of $432,764 were incurred in the year ended December 31, 2015 compared to $592,105 for the year ended December 31, 2014.  These expenditures vary according to management decisions on work to be done on any property.  Given the current market conditions less exploration work was completed to conserve capital and allow the Company to focus on the Tuligtic project.

Significant non-cash items in the year ended December 31, 2015 compared to December 31, 2014 included impairment of investment in associate, impairment of exploration and evaluation assets, deferred income tax, impairment of marketable securities, share based payments and loss on investment in associate.  During the year ended December 31, 2015, the impairment of investment in associate of $470,700 (2014 - $6,637,288) relates to a write down in its investment in Gold Mountain to fair value as the decline in value was considered significant and prolonged.  Impairment of exploration and evaluation assets of $97,044 in the year ended December 31, 2015 (2014 - $2,570,664) fluctuate period to period based on management's evaluation of the carrying value of each exploration and evaluation asset held at that time.  Deferred income tax recovery of $404,600 (2014 – deferred income tax expense of $1,839,482) relates to the Mexican income tax and Special Mining Duty ("SMD") associated with the Ixtaca project.  Impairment of marketable securities of $162,000 in the year ended December 31, 2015 (2014 - $405,903) relates to significant or prolonged losses of equity securities held by the Company.  Share based payments of $950,740 in the year ended December 31, 2015 (2014 - $565,800) are recognized on the grant of stock options in any period.  During the year ended December 31, 2015 the loss on investment in associate of $95,892 (2014 - $135,209) was the recognition of the equity losses in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.  Gain on transfer of spinout assets of $3,115,422 (2014 - $Nil) relates to the assets transferred to Almadex at July 31, 2015.

Liquidity and Capital Resources

At December 31, 2015, the Company had working capital of $5,808,473 including cash and cash equivalents of $6,222,778 compared to working capital of $9,171,791 including cash and cash equivalents of $8,172,598 at December 31, 2014.  The decline in working capital of $3,363,318 is mainly due to capitalized exploration expenses incurred at Ixtaca and working capital transferred to Almadex.

On February 11, 2015, the Company closed a non-brokered private placement for gross proceeds of $5,525,000 and on November 17, 2015, the Company closed a non-brokered private placement for gross proceeds of $3,380,000 to advance its Ixtaca deposit towards the completion of advanced engineering studies, exploration and for general working capital.  The advanced engineering studies may be used by the Company in connection with the preparation of a pre-feasibility study.

The Company has long-term debt related to a deferred income tax liability in the amount of $1,434,882.  The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca Project.

Management believes that the Company's cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placements during 2014 and 2015.

Three months ended December 31, 2015

Net cash used in operating activities during the quarter ended December 31, 2015 was $550,396 (2014 – cash used of $982,384), after adjusting for non- cash activities.  The difference in net cash used in operating activities from fourth quarter 2015 compared to fourth quarter 2014 is higher professional fees paid for the corporate reorganization of the spin out transaction.

Net cash used in investing activities during the fourth quarter of 2015 was $1,073,613 (2014 - $1,541,389).  Significant items include expenditures on mineral property interests of $631,567 (2014 - $1,425,400) primarily on land acquisition and drilling costs on the Tuligtic property.

Year ended December 31, 2015

Net cash used in operating activities during the year ended December 31, 2015 was $3,015,966 (2014 - $3,088,700) after adjusting for non-cash activities.  The decrease in cash used from operating activities in 2015 compared to 2014 relates to changes in non-cash working capital components of accounts receivable and accounts payable.  In 2014, the Company made a conscientious effort to pay suppliers quickly during difficult market conditions.

Net cash used in investing activities during the year ended December 31, 2015 was $4,362,807 (2014 - $6,614,225).  Significant items include expenditures on mineral property interests of
$3,668,978 (2014 - $6,768,273) primarily on land acquisition of $831,455 (2014 - $1,137,914) and drilling costs on the Tuligtic property of $3,048,151 (2014 - $5,155,990).

Net cash from financing activity during the year ended December 31, 2015 was $5,428,953 (2014-$5,880,750).  The Company received $5,165,578 as a result of a non-brokered private placement that closed on February 11, 2015 and $3,263,375.on November 17, 2015.  During 2014 the Company received gross proceeds of $6,000,000 less share issue costs of $256,111 by the issuance of 4,000,000 units at a price of $1.50 per unit.  A finder's fee of $107,400 in cash and finder's warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.  The fair value of the finder's warrants of $15,361 was allocated to share capital and reserves for warrants.  During 2014, the Company also received $121,500 from the exercise of 150,000 stock options.

Management estimates that the current cash position and expected future cash flows from stock options and warrants and the participation of partners potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2014	68,728,321	$87,083,931
December 31, 2015	78,062,984	$83,757,687
March 29, 2016	78,062,984	$83,757,687

Share issuances during fiscal 2015

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share as a payment for the Mill Purchase Option Agreement (Note 10).

On November 17, 2015, the Company closed a non-brokered private placement by the issuance of 4,506,666 units at a price of $0.75 per unit for gross proceeds to the Company of $3,380,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.00 per share until November 17, 2017.  A finder's fee of $73,550 in cash and finder's warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 was paid on a portion of the placement. The fair value of the finders' warrants was $5,984. In connection with the private placement, the Company also incurred $43,075 share issue costs. $3,199,733 of the proceeds from the private placement was allocated to share capital, and $180,267 to the warrants under the residual value method.

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the Company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A finder's fee of $212,626 in cash and finder's warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finders' warrants was $13,341. In connection with the private placement, the Company also incurred $146,796 share issue costs.  The proceeds of the private placement were allocated entirely to share capital.

The following table summarizes information about warrants outstanding at March 29, 2015:

	Exercise		Dec 31,			Expired /	March 29,
Expiry date	price		2015	Issued	Exercised	cancelled	2016
February 11, 2016	$	* 1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	$	* 1.12	49,410	-	-	(49,410)	-
July 17, 2016	$	* 1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	$	* 1.32	186,000	-	-	-	186,000
November 17, 2017		$1.00	2,253,334	-	-	-	2,253,334
November 17, 2017		$0.77	35,200	-	-	-	35,200
Options outstanding and exercisable			9,109,944	-	-	(2,259,410)	6,850,534
Weighted average exercise price			$1.47	-	-	$1.75	$1.38

* On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex.

The table in Note 13(c) to the consolidated financial statements summarizes information about warrants outstanding at December 31, 2015.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 13(d) to the consolidated financial statements for the year ended December 31, 2015.  During the year ended December 31, 2015 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
1,180,000	$0.98	January 6, 2017
1,445,000	$0.74	August 26, 2017
756,000	$0.72	December 11, 2018

The table in Note 13(d) to the consolidated financial statements summarizes information about stock options outstanding at December 31, 2015.

The following table summarizes information about stock options outstanding at March 29, 2016:

Expiry date	Exercise price		Dec 31, 2015	Granted	Exercised	Expired / cancelled	March 29, 2016
May 6, 2016	$	* 1.33	65,000	-	-	-	65,000
June 8, 2016	$	* 2.89	2,145,000	-	-	-	2,145,000
July 14, 2016	$	* 1.37	130,000	-	-	-	130,000
August 15, 2016	$	* 2.57	150,000	-	-	-	150,000
October 10, 2016	$	* 1.23	150,000	-	-	-	150,000
January 6, 2017	$	* 0.98	1,180,000	-	-	-	1,180,000
May 4, 2017	$	* 1.91	200,000	-	-	-	200,000
June 8, 2017	$	* 1.98	75,000	-	-	-	75,000
August 26, 2017	$	* .0.74	1,445,000	-	-	-	1,445,000
September 11, 2017	$	* 2.31	500,000	-	-	-	500,000
November 22, 2017	$	* 2.22	100,000	-	-	-	100,000
April 4, 2018	$	* 1.74	90,000	-	-	-	90,000
June 18, 2018	$	* 1.46	250,000	-	-	-	250,000
December 11, 2018		$0.72	756,000	-	-	-	756,000
January 2, 2019	$	* 1.04	375,000	-	-	-	375,000
July 2, 2019	$	* 1.32	150,000	-	-	-	150,000
Options outstanding and exercisable			7,761,000	-	-	-	7,761,000
Weighted average
exercise price			$1.65	-	-	-	$1.65

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex.

As of date of this MD&A, there were 78,062,984 common shares issued and outstanding and 92,674,518 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company's exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company is committed under an operating lease for office premises through, 2016. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.  Effective December 31, 2015, the Chairman's contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2015, the remaining payments for the executive contract and the operating lease are due as follows:
	2016	2017	2018	2019	2020	Total

Office lease	$134,314	$88,147	$-	$-	$-	$222,461
Executive contracts	505,000	505,000	505,000	240,000	240,000	1,995,000
	$639,314	$593,147	$505,000	$240,000	$240,000	$2,217,461

Proposed Transactions

None

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President of Corporate Development.  The aggregate compensation paid or payable to key management for services is as follows:

Year ended December 31, 2015	Fees		Share-based Payments	Total

Chairman	$220,952	(i)	$144,500	$365,452
President & CEO	265,000		281,250	546,250
CFO	185,000		31,700	216,700
VP Corporate Development	175,000		28,700	203,700
Directors	48,000		239,015	287,015
	$893,952		$725,165	$1,619,117

Year ended December 31, 2014	Fees		Share-based Payments	Total

Chairman	$240,000	(i)	$-	$240,000
President & CEO	265,000		314,500	579,500
CFO	185,000		38,000	223,000
VP Corporate Development	48,125		60,000	108,125
Directors	48,000		57,000	105,000
	$786,125		$469,500	$1,255,625

Year ended December 31, 2013	Fees		Share-based Payments	Total

Chairman	$240,000	(i)	$-	$240,000
President & CEO	265,000		-	265,000
CFO	185,000		87,750	272,750
Directors	48,000		252,500	300,500
	$738,000		$340,250	$1,078,250

(i)	During 2015, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $220,952 (2014 - $240,000; 2013 – $240,000) for geological services provided to the Company and is recorded in general exploration expenses.

(b)	Almadex Minerals Limited ("Almadex")

During the year ended December 31, 2015, the Company received $181,405 (2014 - $Nil; 2013 - $Nil) from Almadex for administration services fees included in other income.

At December 31, 2015, the Company accrued $78,511 (2014 - $Nil; 2013 - $Nil) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

i)  ATW Resources Ltd. ("ATW")

Almaden owned a 50% interest in this company which holds title in trust for a mineral property.
ii)  Other
(a)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company $Nil (2014 - $Nil; 2013 - $1,500) for consulting services provided to the Company.

(b)	During the year ended December 31, 2015, the Company paid a company controlled by a Director of the Company, $1,200 (2014 - $Nil; 2013 - $700) for administrative services provided to the Company.

(c)	During the year ended December 31, 2015, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2014 - $Nil; 2013 - $6,300).

(d)	During the year ended December 31, 2015, the Company employed the Chairman's daughter for a salary of $43,225 less statutory deductions (2014 - $34,050; 2013 - $34,000) for marketing and administrative services provided to the Company

Financial Instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity and equity price risk.

(a)	Currency risk
The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

	US dollar	Mexican peso
Cash and cash equivalents	$1,020,887	$25,067
Accounts receivable and prepaid expenses	-	146,649
Total assets	$1,020,887	$171,716

Trade and other payables	$77,894	$90,040
Total liabilities	$77,894	$90,040

Net assets (liabilities)	$942,993	$81,676

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net income by $94,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net income by $8,200.

(b)	Credit risk
The Company's cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company's excise tax included in accounts receivable consists primarily of sales tax due from the federal government of Canada.  The Company is exposed to credit risks through its accounts receivable.
To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2015, the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposes to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company's net loss by $45,000.

(e)	Commodity price risk
The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.  Equity price risk is defined as the potential adverse impact on the Company's performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

2015	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$-	$-	$-

2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company considers its capital to consist of components of equity.  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.
The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

None

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The consolidated financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation ("Gold Mountain") (Note 8) which results in the use of the equity method for accounting for this investment. In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists

o	The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 12 and 18).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o	The carrying value of investment in associate, and the estimated annual gains or losses from income and dilution, and the recoverability of the carrying value which is included in the consolidated statements of financial position;

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss

o	The estimated value of the exploration and development costs which is recorded in the statements of financial position (Note 4(h));

o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders' warrants. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control;

o	The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position;

o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a);

o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(b).

Application of new and revised accounting standards effective January 1, 2015

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle which were effective for annual periods beginning on or after July 1, 2014. The amendments did not have an impact on the Company's consolidated financial statements. The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as at December 31, 2015.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective, as of January 1, 2016.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2015, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of December 31, 2015, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and
c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company's internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company's internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2015 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA
William J. Worrall, Q.C.

Audit Committee members:
Mark T. Brown, CPA, CA
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, CPA, CA – Chief Financial Officer
Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development